NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 6, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corp., Minimum
Return - Return Linked Notes, due June 24, 2010
Linked to the Nikkei 225 Index, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on June 24, 2010.

The security was suspended by the
Exchange on June 24, 2010.